

16014780

Mail Processing Section
MAR 04 2016
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Avenue Suite 200; P.O. Box 88
(No. and Street)

Bridgeville PA 15017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. Baker (412)221-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. W Suite 508 Southfield MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JAMES A IAGNEMMA
Notary Public
SOUTH FAYETTE TWP., ALLEGHENY CNTY
My Commission Expires Jul 18, 2017

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE INVESTMENT SERVICES, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Greentree Investment Service, Inc.
600 Washington Avenue
Bridgeville, PA 15017-0088

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Greentree Investment Service, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Greentree Investment Service, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Service, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Greentree Investment Service, Inc. financial statements. Supplemental Information is the responsibility of Greentree Investment Service, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Greentree Investment Service, Inc.
Balance Sheet
As of December 31, 2015

Accrual Basis

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
First Commonwealth	398.49
Pershing Account	1,402.15
Total Checking/Savings	1,800.64
Accounts Receivable	
Mutual Fund Comm Receivable	5.69
Total Accounts Receivable	5.69
Other Current Assets	
Fidelity Equity Growth Fund	19,886.31
Saxony Securities Deposit	1,000.00
Total Other Current Assets	20,886.31
Total Current Assets	22,692.64
TOTAL ASSETS	**22,692.64**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounting Fees Payable	1,750.00
Other Expense Payable	6,572.04
Telephone Expense Payable	790.25
Total Accounts Payable	9,112.29
Total Current Liabilities	9,112.29
Total Liabilities	9,112.29
Equity	
Additional Paid in Capital	112,563.00
Capital Stock	1,137.00
Retained Earnings	-96,473.40
Net Income	-3,646.25
Total Equity	13,580.35
TOTAL LIABILITIES & EQUITY	**22,692.64**

Greentree Investment Service, Inc.
Profit & Loss
Accrual Basis — January through December 2015

		Jan - Dec 15
Ordinary Income/Expense		
Income		
Dividend Income		0.02
Insurance Income		
Life Insurance Premium Income	415.18	
Total Insurance Income		415.18
Investment Company Income		
Mutual Fund Income	602.34	
Mutual Fund Trails	12,646.68	
Variable Annuity Trails	3,012.92	
Total Investment Company Income		16,261.94
Listed Securities Income		2,216.53
Long Term Capital Gain Dist.		466.22
OTC Securities Income		139.25
Unrealized Gain/Loss Investment		748.74
Total Income		20,247.88
Expense		
Insurance		
Liability Insurance		
Umbrella	475.00	
Liability Insurance - Other	841.00	
Total Liability Insurance	1,316.00	
Work Comp	543.00	
Total Insurance		1,859.00
Office Expense		
Rent	3,825.00	
Utilities		
Electric	1,639.43	
Total Utilities	1,639.43	
Total Office Expense		5,464.43
Other Expense		
Printing	155.15	
Rivers Club	3,071.00	
Saxony Charges	2,958.81	
Total Other Expense		6,184.96
Payroll Expenses		-1.21
Postage and Delivery		
FedEx	37.36	
P.O. Box Rental Fee	128.00	
Total Postage and Delivery		165.36
Professional Fees		
Accounting	3,050.00	
Total Professional Fees		3,050.00
Regulatory Fees & Expenes		
Fidelity Bond	634.00	
NASD Fees		
Special Member Payment	-1,000.00	
NASD Fees - Other	3,330.00	
Total NASD Fees	2,330.00	
Total Regulatory Fees & Expenes		2,964.00

Greentree Investment Service, Inc.
Profit & Loss
January through December 2015

Accrual Basis

		Jan - Dec 15
Telephone		
Cellular	395.33	
DSL	1,189.59	
Local Telephone	2,508.04	
Total Telephone		4,092.96
Travel & Ent		
Entertainment	114.63	
Total Travel & Ent		114.63
Total Expense		23,894.13
Net Ordinary Income		-3,646.25
Net Income		**-3,646.25**

Greentree Investment Service, Inc.
Statement of Cash Flows
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-3,646.25
Adjustments to reconcile Net Income to net cash provided by operations:	
Fidelity Equity Growth Fund	-1,214.96
Accounting Fees Payable	1,750.00
Other Expense Payable	950.73
Telephone Expense Payable	575.56
Payroll Liabilities	-271.25
Net cash provided by Operating Activities	-1,856.17
FINANCING ACTIVITIES	
Additional Paid in Capital	2,178.00
Capital Stock	22.00
Net cash provided by Financing Activities	2,200.00
Net cash increase for period	343.83
Cash at beginning of period	1,456.81
Cash at end of period	**1,800.64**

GREENTREE INVESTMENT SERVICES, INC
STATEMENT OF CHAGNES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31,2015

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015			1115	$1,115	1090	$110,385	($96,474)	$15,026
Net Income	-	-	-	-	-	-	(3,646)	(3,646.00)
Capital Transactions	-	-	22	22	22	2178	-	2200
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2015	0	$0	1137	$1,137	1112	$112,563	($100,120)	$13,580

See Accounts's Audit Report

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Greentree Investment Services, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Pennsylvania effective May 21, 1991. The Company has adopted a calendar year.

Description of Business

The Company, located in Bridgeville, PA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company's concentration is services, which is brokerage services.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2015, the Company rents office space from its shareholder. The Company paid $3,625.00 under this arrangement. In addition the Company leases an automobile from its shareholder. The lease payments were $3,625.00.

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE I – RENT

The amount was paid on lease agreement; the total expensed for the year was $3,625.00

NOTE J – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Fair values of assets measured on a recurring basis at December 31, 2015 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2015		
Marketable Securities	$ 20,886.31	$ 20,886.31
Total	$ 20,886.31	$ 20,886.31

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was an unrealized gain of $748.74.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2015		
Marketable Securities	$ 20,886.31	$ 20,886.31
Total	$ 20,886.31	$ 20,886.31

Cost and fair value of money market funds and marketable securities at December 31, 2015 are as follows:

	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
December 31, 2015				
Held to Maturity:				
Marketable Securities	10,959.00	9,927.31	0.00	20,886.31
Totals	$ 10,959.00	9,927.31	0.00	$ 20,886.31

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE K – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE L - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Greentree Investment Services, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$	12,580.00
Nonallowable assets:			
Other Assets	1,000.00		
Fixed Assets	0.00		
Accounts receivable – other	0.00		(1,000.00)
Other Charges			
Haircuts	2,983.00		
Undue Concentration	0.00		(2,983.00)
Net allowable capital		$	9,597.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	607.77
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	4,597.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	9,112.00
Percentage of aggregate indebtedness to net capital		94.59%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	9,597.00
Adjustments:		
Change in Equity (Adjustments)		(0.00)
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		0.00
Change in Undue Concentration		0.00
NCC per Audit		9,597.00
Reconciled Difference	$	(0.00)

Greentree Investment Services, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing, LLC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

See accountant's audit report

Greentree Investment Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $9597.00 which was $4597.00 in excess of its required net capital of $5000.00. The Company's net capital ratio was 94.59%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Greentree Investment Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 22, 2016

Board of Directors

Greentree Investment Services, Inc.

600 Washington Avenue

Bridgeville, PA 15017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Greentree Investment Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Greentree Investment Services, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Greentree Investment Services, Inc. stated that Greentree Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Greentree Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greentree Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Greentree Investment Services, Inc.
600 Washington Avenue; Suite 200
P.O. Box 88
Bridgeville, PA 15017
Member FINRA and SIPC
(412) 221-9250 (800) 801-0277
FAX 257-0817

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Greentree Investment Services, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Greentree Investment Services, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Greentree Investment Services, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Kevin Biber, the president of Greentree Investment Services, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Kevin Biber has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Greentree Investment Services, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (412) 221-9250.

Very truly yours,

Kevin P. Biber
President
Greentree Investment Services, Inc.